United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Larry M. Spirgel
Assistant Director

October 7, 2011

RE:   Magyar Telekom Telecommunications Plc.
Form 20-F for the Fiscal Year Ended December 31, 2010 (the “2010 20-F”)
Filed March 24, 2011
File No. 001-14720

Dear Mr. Spirgel,

Reference is made to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated September 20, 2011, in response to our supplemental response letter, addressed to Mr. Christopher Mattheisen, Chairman of the Board and Chief Executive Officer of Magyar Telekom Telecommunications Plc. (the  “Company”). On behalf of the Company, we have responded to your comments as set forth below. We have inserted the Staff”s comments, which appear in italics, and we have responded below to your comments.

Should you wish to discuss our responses to your comment please contact me at +36 1 458 7100 or Thomas Stumpf, the Company’s Director of Accounting and Taxation at +36 1 457 4060.

Best regards,

/s/ Christopher Mattheisen
Christopher Mattheisen
Chairman of the Board and Chief Executive Officer
Magyar Telekom Telecommunications Public Limited Company

cc:           Mr. Joseph M. Kempf, Securities and Exchange Commission
Mr. Robert S. Littlepage, Securities and Exchange Commission
Mr. David I. Gottlieb, Cleary Gottlieb Steen & Hamilton LLP

Form 20-F for the Fiscal Year Ended December 31, 2010

Financial Statements

19.2 Legal cases, page F-79

1.
We note your response to comment 1 of our letter dated August 5, 2011. Please explain to us why, for disclosure purposes, you do not aggregate your individual legal cases into separate classes as required by paragraphs 84 - 86 of IAS 37.

Under IFRS the Company is required to provide a split of current and non-current provisions on the face of the statements of financial position, and to provide a more detailed breakdown of the provisions in the Notes to the financial statements, where, according to IAS 37.87:

“In determining which provisions or contingent liabilities may be aggregated to form a class, it is necessary to consider whether the nature of the items is sufficiently similar for a single statement about them to fulfill the requirements of paragraphs 85(a) and (b) and 86(a) and (b). Thus, it may be appropriate to treat as a single class of provision amounts relating to warranties of different products, but it would not be appropriate to treat as a single class amounts relating to normal warranties and amounts that are subject to legal proceedings.”

As at December 31, 2010, the Company had total provisions of HUF 20,020 million in its statement of financial position. Of this amount, the provision for legal cases amounted to HUF 6,210 million. In addition to the legal cases, the Company had provisions for severance payments (HUF 6,283 million), share-based payments (HUF 73 million), asset retirement obligations (HUF 5,686 million) and other (HUF 1,750 million).  We consider these classes of our provisions to consist of items of sufficiently similar nature that they may be aggregated under IAS 37.87. Further disclosure of any sub-classes of these provisions would have resulted in sub-classes with total amounts that are not material and would not provide further useful information to users of the financial statements.

The individual provisions made for the individual legal cases, none of which was in excess of 1% of the Company’s annual profit for 2010, were not material.  In light of the immateriality of the individual provisions, no disclosure of these individual cases was required under IAS 37.

2.
Furthermore, with respect to the 22 provisions recorded for legal cases in excess of HUF 50 million, tell us if the possibility of an outflow in settlement significantly in excess of the recorded provision amount is greater than remote. If so, for each such case, please provide in your next periodic filing the disclosures called for within paragraphs 86 and 88 of IAS 37. If you cannot disclose an estimate of the financial effect of the litigation, measured under paragraphs 36-52 of IAS 37; explain to us why. Also, please provide us the disclosures that you propose to make in response to this comment.

We believe that, consistent with our response to Comment 1 above, the disclosures provided in the 2010 20-F meet the requirements of paragraphs 84-92 of IAS 37.  As disclosed in Notes 2.10 and 4.5, the possible alternative scenarios resulting in varying possible outflows are considered in the measurement process of the provision amount to be recorded.

The Company believes, consistent with industry practice and interpretations of IFRS, that such disclosure is not required by IAS 37. We believe that under IFRS the Company is required to assess whether it is probable that a legal case will result in any outflow of economic benefits. If the result of that assessment is that it is not probable, we characterize the legal case as a contingent liability, whereas if the assessment is that it is probable, the legal case will result in outflows, we recognize a provision in relation to the legal case assuming the other recognition criteria of IAS 37 have been met. The possible alternative scenarios resulting in varying possible outflows are considered in the measurement process of the provision amount to be recorded. Consequently the provision already takes into account the possible worst case scenario (unless remote). We believe that any disclosure of possible outflows in excess of the provision would result in the “double counting” of that scenario(s) in the disclosures and could therefore be misleading to users of the financial statements.  The Company does not believe that disclosures of this nature would be consistent with the intention of the disclosure requirements of paragraphs 84-92 of IAS 37.